Exhibit 2.2

EXECUTION VERSION

AMENDMENT TO

THE STOCK PURCHASE AGREEMENT

July 30, 2021

This Amendment (this “Amendment”) to the Stock Purchase Agreement (the “Purchase Agreement”) is made and entered into as of July 30, 2021 (the “Effective Date”), by and among urban-gro Architect Holdings, LLC, a Delaware limited liability company (the “Buyer”), urban-gro, Inc., a Delaware corporation (“Parent”), the 2WRGA Shareholders, the 2WRCO Shareholders, the MJ12 Shareholders, the 2WRMS Shareholders (collectively, the “Sellers” and each a “Seller”), and Sam Andras, an individual (the “Seller Representative”, sometimes referred to herein collectively with the Sellers, Parent and the Buyer as the “Parties”).

WHEREAS, the Parties entered into the Purchase Agreement on June 28, 2021; and

WHEREAS, the Parties desire to amend the terms of the Purchase Agreement pursuant to the terms and conditions of this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and obligations contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Incorporation of Recitals; Definitions. The foregoing recitals are incorporated herein. Capitalized terms not otherwise defined herein shall have the meaning given such terms in the Purchase Agreement.

2. Amendment of Section 2.1(c). Section 2.1(c) of the Purchase Agreement shall be amended and restated as follows:

“(c) Parent shall pay $2,000,000 of the Initial Purchase Price on behalf of the Buyer through the issuance of 202,066 unregistered shares (the “Closing Payment Shares”) of its common stock, par value $0.001 (“Parent Common Stock”) as determined by dividing $2,000,000 by $9.898, the Transaction Share Price for the date of this Agreement. For purposes of this Agreement and the Transaction Documents, the “Transaction Share Price” for a date shall equal the daily volume weighted average closing price of the Parent Common Stock on the Exchange for a period consisting of the ten (10) consecutive trading days ending on and inclusive of the trading day prior to such date, based on a trading day from 9:30 a.m. to 4:00 p.m., Eastern time and as reported by Bloomberg Financial LP. The Closing Payment Shares shall be issued in accordance with the rules of the Exchange and as follows:

(i) 75,775 of the Closing Payment Shares (the “Escrowed Shares”), shall be delivered to the Escrow Agent pursuant to the terms and conditions of Section 2.6 to secure the Sellers’ indemnification obligations.

(ii) The remainder of the Closing Payment Shares shall be delivered to the Sellers on the Closing Date based upon the allocation set forth on Schedule 2.1(c)(ii) (the “Sellers Allocation Schedule”).”

3. Amendment of Article VI. Article VI of the Purchase Agreement shall be amended by inserting the following as Section 6.12:

“6.12 Excluded Accounts Receivable.

(a) For each of the account receivable (the “Excluded Accounts Receivable”) set forth on Schedule 6.12, the Buyer shall remit to the Sellers according to the Seller Allocation Schedule any payments received from such customer until such customer has repaid such amounts, or any such amount offered by such customer as a settlement amount for such account receivable and reasonably agreed to in good faith by the Buyer. The Buyer will remit any payments received with respect to the Excluded Accounts Receivable no less than quarterly, less the amount of any reasonable out-of-pocket expenses incurred by the Buyer consistent with past practice of the Companies in connection with the collection of accounts receivable. When remitting such payments, the Buyer shall provide a statement to the Seller Representative setting forth the amounts collected and any expenses deducted from such amount.

(b) In connection with the collection by the Buyer of any Excluded Accounts Receivable following the Closing, the Buyer shall, taking into consideration the then-existing facts and circumstances, and in consideration of the reimbursement of expenses as set forth in Section 6.12(a), cause the Companies to take commercially reasonable actions to collect the Excluded Accounts Receivable, which shall include the use of collection agencies and mechanics liens, when, and if the Buyer, in good faith and in consultation with the Seller Representative, deems such actions necessary and appropriate.”

4. Amendment of “Working Capital” Definition. The definition of “Working Capital” set forth on Exhibit A to the Purchase Agreement shall be amended and restated as follows:

““Working Capital” shall mean (i) the current assets (excluding Cash) of the Companies on a consolidated basis less (ii) the current liabilities of the Companies on a consolidated basis, plus (iii) an amount equal to the greater of (A) all Cash or (B) the Minimum Closing Cash, less (iv) any Disputed Receivables Amount to the extent included in the current assets, less (v) the amount of the Excluded Accounts Receivable to the extent included in the current assets, in each case calculated in accordance with GAAP and the methods, policies and procedures used to determine the Sample Working Capital Calculation. In the event of any inconsistency between GAAP and the Sample Working Capital Calculation, the Sample Working Capital Calculation shall control.”

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5. Amendment of Sellers Allocation Schedule. The Parties agree that (a) the Sellers Allocation Schedule referenced in Section 2.1(c)(ii) of the Purchase Agreement is hereby amended and restated to read in its entirety as set forth on Schedule 2.1(c)(ii) attached hereto, (b) any reference in the Purchase Agreement or other Transaction Documents to the Sellers Allocation Schedule shall mean the Sellers Allocation Schedule as amended hereby and (c) notwithstanding anything to the contrary set forth in this Amendment or the Purchase Agreement, any Earnout Payment payable to a Person listed on the Sellers Allocation Schedule shall not be included in the Transaction Fees.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument.

7. Governing Law. This Amendment shall be construed in accordance with the laws of the State of Delaware, excluding conflicts of laws principles.

8. Entire Agreement. This Amendment and the Purchase Agreement and all exhibits and schedules hereto or thereto are intended to be the sole agreement of the Parties as they relate to the subject matter hereof and thereof and do hereby supersede all other agreements of the Parties relating to the subject matter hereof or thereof.

9. Effect of Amendment. Upon execution of this Amendment, on and after the date hereof, each reference to “this Agreement”, “hereunder”, “hereof”, or words of like import in the Purchase Agreement and in the other documents entered into in connection with the Purchase Agreement shall mean and be a reference to the Purchase Agreement, as amended hereby. Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment to the Stock Purchase Agreement as of the date first set forth above.

SELLERS:

/s/ Sam Andras
Sam Andras

/s/ Scott Allen
Scott Allen

/s/ Michael Starr
Michael Starr

/s/ Geoff McKinney
Geoff McKinney

/s/ Sandra Schaaf
Sandra Schaaf

/s/ Emily Flournoy
Emily Flournoy

/s/ Sara Flora
Sara Flora

SELLER REPRESENTATIVE:

/s/ Sam Andras
Sam Andras

[Signature Page to the Amendment to the Stock Purchase Agreement]

BUYER:

Urban-Gro Architect Holdings, LLC

By:	/s/ Richard Akright
Name:	Richard Akright
Title:	Chief Executive Officer

PARENT:

URBAN-GRO, INC.

By:	/s/ Bradley Nattrass
Name:	Bradley Nattrass
Title:	Chief Executive Officer

[Signature Page to the Amendment to the Stock Purchase Agreement]